Exhibit 99.1

Diginex Announces Completion of Acquisition of Matter DK ApS,

Strengthening Diginex’s AI-driven ESG Data and Analytics Leadership

LONDON, Oct. 03, 2025 (GLOBE NEWSWIRE) — Diginex Limited (NASDAQ: DGNX) (“Diginex”), a leading provider of Sustainability RegTech, today announced the closing of the all-share acquisition of Matter DK ApS (“Matter”), an innovative ESG data company focused on delivering sustainability data, analytics, and insights to the investment industry, which occurred on October 3, 2025. The acquisition enhances Diginex’s capabilities in ESG data benchmarking, reporting, and AI-driven analytics, enabling more comprehensive solutions for clients navigating global sustainability regulations and stakeholder demands. Matter, headquartered in Copenhagen, Denmark, brings advanced tools including an intuitive analytics platform for portfolio-level sustainability analysis, flexible API integrations powering platforms like Nasdaq eVestment, and traceable, granular ESG datasets aligned with SDGs and regulatory frameworks.

The transaction, initially outlined in a Memorandum of Understanding signed on May 23, 2025, and formalized through a definitive agreement on August 18, 2025 and addendum on August 29, 2025, values Matter’s equity at $13 million. The purchase price was paid through the issuance of 1,241,496 Diginex ordinary shares (the “Consideration Shares”) originally valued by the parties at $83.77 per share, but adjusted to $10.47 per share as a result of the Diginex bonus share issuance that occurred on September 8, 2025. 1,055,272 Consideration Shares were issued on closing with the balance to be issued 12 months after closing. The Consideration Shares are subject to an 18-month lock-up period. In connection with the acquisition of Matter, Diginex reserved senior management of Matter 238,752 Diginex ordinary shares (the “Management Shares”) The Management Shares will vest in equal proportions on the 12 month and the 24 month anniversary of the closing of the acquisition, provided they are still employed by Matter on both dates. Diginex also issued 62,074 ordinary shares to an unrelated party as an introductory fee in relation to this transaction.

This acquisition positions Diginex to deliver end-to-end ESG solutions, combining Matter’s data depth and transparency with Diginex’s award-winning diginexESG platform, which supports over 19 global standards such as GRI, SASB, and TCFD. The combined offerings will empower financial institutions, governments, and corporations to streamline data collection, enhance reporting accuracy, and drive sustainable investment decisions.

“We are delighted to officially welcome Matter to the Diginex family, marking a transformative milestone in our growth strategy,” said Miles Pelham, Chairman of Diginex. “By merging Matter’s pioneering ESG data expertise with our RegTech innovations in blockchain, AI, and machine learning, we are creating a powerhouse for sustainable finance. This acquisition, from majority owner Nasdaq, not only broadens our market reach but also accelerates our ability to help clients achieve meaningful environmental and social impact.”

“The completion of this acquisition is a pivotal moment for Matter and our team,” said Niels Fibæk, CEO of Matter. “Joining Diginex unlocks new opportunities to scale our analytics and API solutions globally, providing even deeper insights for sustainable investing. Together, we’re poised to lead the industry in transparent, data-driven sustainability.”

The founding management team of Matter will continue operating Matter’s business, ensuring seamless continuity and innovation. Nasdaq, Matter’s shareholder and a key strategic partner, remains a stakeholder in the new business structure.

Diginex was advised on the transaction by Gibson, Dunn & Crutcher LLP, and Lund Elmer Sandager as to matters of Danish law.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

About Matter

Matter is a pioneering ESG data company that delivers actionable insights to support organizations in achieving their sustainability objectives. Through advanced analytics and reporting, Matter enables businesses to make informed decisions that drive positive environmental and social outcomes.

For more information, please visit the Company’s website: www.thisismatter.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact - Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact - US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global